FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 6, 2013

Press Release June 6, 2013

VIRGINIA PLANS AN EXPLORATION BUDGET OF OVER CA$10 MILLION FOR ITS 2013 SUMMER-FALL CAMPAIGN

Mines Virginia Inc. (« Virginia ») wishes to inform its shareholders and the financing community that several exploration programs are currently in progress or will begin shortly on different projects all located in Quebec.

Including work of $5.5 million already completed in the winter and spring of 2013, Virginia will have spent, either alone or with partners, over $15 million in exploration work on its projects during the current year. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Caniapiscau, La Grande and Coulon regions, on the Baie Payne and Kuujjuaq projects in the Nunavik Territory and in the vast territory of the Grenville geological province.

Opinaca-Eastmain Area

Virginia will invest $1.5 million in the greater Eastmain River and Opinaca Reservoir region, a very fertile area that is home to the world-class Éléonore deposit and the Eau Claire and Réservoir deposits, as well as many other interesting gold showings. The Anatacau-Wabamisk project, located 30 kilometres to the southwest of the Opinaca Reservoir, will benefit from a $1 million global budget to carry out a vast campaign of mechanical stripping, geological mapping and prospecting. Virginia holds a 100% interest in the Wabamisk portion of the project and has the option of acquiring IAMGOLD Inc.’s 100% participating interest in the Anatacau portion in consideration of $3 million exploration work to be carried out before December 31, 2015. Prospecting and mechanical stripping conducted in 2012 and the winter 2013 drilling program outlined a very interesting new field of gold-bearing quartz veins in the east portion of the Wabamisk property. This field of veins, which is characterized by the frequent presence of visible gold, is of a plurikilometric extension and hosts the Mustang Vein that is traced at surface over 425 metres laterally, thus confirming the potential of the auriferous system to contain good-sized veins. This quartz vein network yielded up to 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channel and up to 22.65 g/t Au over 2.25 metres in drilling. This year’s summer work will test the lateral extensions of this network of veins as well as many other targets on the vast Anatacau-Wabamisk property. Virginia is also planning to conduct prospecting, stripping and geochemical surveys on its 100%-owned Éléonore Régional project in the Opinaca Reservoir area. Virginia will also carry out regional reconnaissance in the Opinaca-Eastmain sector.

Caniapiscau Area

This summer, a $1 million budget will be allocated to the Ashuanipi project located in the southern portion of the Caniapiscau Reservoir, about 180 kilometres to the northwest of the mining town of Fermont. Virginia is the sole owner of the property but, as per an agreement entered into in 2012, Virginia transferred to Anglo American Exploration (Canada) Ltd. (“AAEC”) a 50% interest in all mining titles forming the Ashuanipi property. To retain its participation in the property, AAEC must fund an aggregate of $5 million in exploration expenditures over a five-year period. AAEC may, at its sole discretion, accelerate this funding. Exploration carried out by Virginia in previous years led to the discovery of a corridor of mineralized showings followed over more than eight kilometres within volcanics and a granodioritic intrusion. These polymetallic showings yielded, in selected samples, results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 g/t to 6.29 g/t Au in volcanics, and values varying from 0.4 to 3.8 g/t Au, 0.3% to 8.6% Cu, 0.1% to 1.3% Mo and 10.2 to 49.6 g/t Ag in the granodiorite intrusion. Locally, manual stripping has enabled channel sampling and values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre were obtained. Summer 2013 work will mainly include 1,200 metres of drilling to test the best mineralized showings and geophysical anomalies on the main grid. Prospecting will also be conducted on the least known areas of this vast property.

La Grande Belt

Virginia will invest nearly $1 million in surface exploration on several of its gold projects located along the La Grande volcano-sedimentary belt, which extends east-west over more than 500 kilometres between the Radisson and LG-4 sectors. The La Grande Est, Poste Lemoyne Extension and Lac Ménarik projects, which all contain several gold showings, will be the object of prospecting, geological mapping and mechanical stripping for a total of $750,000. Work is intended to better understand the geological context of these numerous showings and to define new drilling targets. Virginia will also be active on some other projects situated within the La Grande belt.

Coulon Project

This coming summer, a budget of about $500,000 will be allocated to conduct surface work (litho-geochemical sampling and detailed mapping) on the Coulon project. Work should help complete the 3D geological synthesis of the property and generate new drill targets.

Generation of New Projects

Again this year, Virginia will spend about $1 million for prospecting and evaluating new exploration targets over the entire James-Bay Territory. An equivalent budget is also set aside to fund follow-up work to be carried out this fall on the best results of the summer.

Nunavik

The Baie Payne project, situated nearby the village of Kangirsuk on the west shore the Ungava Bay, will be very active this summer as AAEC, Virginia’s partner in this project, will invest $3 million to carry out drilling. The property covers important mafic/ultramafic complexes reaching more than 1,000 metres in thickness, with a cumulative lateral strike of over 50 kilometres. Forty or so Ni-Cu showings grading up to 6.5% Ni have already been identified at surface within this largely unexplored, fertile geological environment. A 3,000-metre drilling program will test the main Ni-Cu showings as well as numerous EM anomalies on the property.

Again this year, Virginia will be working in a 50/50 partnership with the Nunavik Mining Exploration Fund, this time on the Kuujjuak project located about 20 kilometres to the southeast of Kuujuuaq, Quebec North. A $150,000 budget is allocated this summer to conduct prospecting and sampling in this little-known area.

Grenville

This year, Virginia and its partner Altius Minerals will invest $600,000 in regional reconnaissance and Ni-Cu-EGP prospecting in the vast Grenville geological province.

*****

Virginia is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay, Nunavik and Grenville regions. Virginia is pleased with its exploration team’s recognized successes and contribution to the development of the Quebec Middle North and Great North, an area which conceals an exceptional mining potential.

Shareholders Annual General and Special Meeting

Please note that Virginia Mines will be holding its shareholders annual general and special meeting on Wednesday, June 26, 2013, at 10:00 a.m. in the Charles Aubert De La Chesnaye Room of Auberge Saint-Antoine, 8 rue Saint-Antoine, Quebec. An information session will also be held in Montreal on Thursday, June 27, 2013, at 11:00 a.m. in the Paris Room of the Novotel Hotel, Montréal Centre, 1180, rue de la Montagne. You can now access our annual financial statements at www.minesvirginia.com.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $39.7 million as at February 28, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.